UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             -----------------------

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                               AMENDMENT NO. 3(1)
                             -----------------------

                                 ANTENNA TV S.A.
                                (Name of Issuer)

         AMERICAN DEPOSITARY SHARES, EACH REPRESENTING ONE HALF OF ONE SHARE OF CAPITAL STOCK, NOMINAL VALUE GRD 100 PER SHARE, AND EVIDENCED BY AMERICAN DEPOSITARY RECEIPTS.
                         (Title of Class of Securities)

                                   03672N 10 0
                                 (CUSIP Number)

                             -----------------------

                               MR. MINOS KYRIAKOU
                             KIFISSIAS AVENUE 10-12
                                 MAROUSSI 151 25
                                 ATHENS, GREECE
                           TEL. NO.: 011-301-688-6100
                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                               and Communications)

                             -----------------------

                                 October 1, 2002
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [X](2).

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


================================================================================
                                  Page 1 of 24

------------------------
1 Filed pursuant to Rule 13d-1(e) in respect of Globecast Holdings Limited, Altavista Global Holdings Limited, Praxis Global Investments Limited, Mr. Theodore Kyriakou, Mr. Xenophon Kyriakou and Ms. Athina Kyriakou.

2 Filed pursuant to Rule 13d-1(e) in respect of Globecast Holdings Limited, Altavista Global Holdings Limited, Praxis Global Investments Limited, Mr. Theodore Kyriakou, Mr. Xenophon Kyriakou and Ms. Athina Kyriakou.

                                  SCHEDULE 13D
-----------------------------                      -----------------------------
CUSIP No.    03672 N 10 0                                    Page   2   of    20
-----------------------------                      -----------------------------

--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Holnest Investments Limited
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                        (a)     [X]
                                                        (b)     [_]
--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         PF
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

                                                                [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Republic of Ireland
--------------------------------------------------------------------------------
                                7       SOLE VOTING POWER

         NUMBER OF                      4,222,360
           SHARES
 BENEFICIALLY OWNED BY EACH
         REPORTING
           PERSON
            WITH
--------------------------------------------------------------------------------
                                8       SHARED VOTING POWER

                                        - 0 -
--------------------------------------------------------------------------------
                                9       SOLE DISPOSITIVE POWER

                                        4,222,360
--------------------------------------------------------------------------------
                                10      SHARED DISPOSITIVE POWER

                                        - 0 -
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         4,222,360
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         21.3%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         CO
--------------------------------------------------------------------------------

                                  SCHEDULE 13D
-----------------------------                      -----------------------------
CUSIP No.    03672 N 10 0                                    Page   3   of    20
-----------------------------                      -----------------------------

--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Uniholdings International Ltd.
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                        (a)     [_]
                                                        (b)     [_]
--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         PF
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

                                                                [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Liberia
--------------------------------------------------------------------------------
                                7       SOLE VOTING POWER

         NUMBER OF                      468,000
           SHARES
 BENEFICIALLY OWNED BY EACH
         REPORTING
           PERSON
            WITH
--------------------------------------------------------------------------------
                                8       SHARED VOTING POWER

                                        - 0 -
--------------------------------------------------------------------------------
                                9       SOLE DISPOSITIVE POWER

                                        468,000
--------------------------------------------------------------------------------
                                10      SHARED DISPOSITIVE POWER

                                        - 0 -
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         468,000
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         2.4%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         CO
--------------------------------------------------------------------------------

                                  SCHEDULE 13D
-----------------------------                      -----------------------------
CUSIP No.    03672 N 10 0                                    Page   4   of    20
-----------------------------                      -----------------------------

--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Minos Kyriakou
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                        (a)     [X]
                                                        (b)     [_]
--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         Not Applicable
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

                                                                [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Hellenic Republic (Greece)
--------------------------------------------------------------------------------
                                7       SOLE VOTING POWER

         NUMBER OF                      4,690,360
           SHARES
 BENEFICIALLY OWNED BY EACH
         REPORTING
           PERSON
            WITH
--------------------------------------------------------------------------------
                                8       SHARED VOTING POWER

                                        - 0 -
--------------------------------------------------------------------------------
                                9       SOLE DISPOSITIVE POWER

                                        4,690,360
--------------------------------------------------------------------------------
                                10      SHARED DISPOSITIVE POWER

                                        - 0 -
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         4,690,360
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         23.6%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         IN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D
-----------------------------                      -----------------------------
CUSIP No.    03672 N 10 0                                    Page   5   of    20
-----------------------------                      -----------------------------

--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Globecast Holdings Limited
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                        (a)     [X]
                                                        (b)     [_]
--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         PF
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

                                                                [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Republic of Ireland
--------------------------------------------------------------------------------
                                7       SOLE VOTING POWER

         NUMBER OF                      3,752,162
           SHARES
 BENEFICIALLY OWNED BY EACH
         REPORTING
           PERSON
            WITH
--------------------------------------------------------------------------------
                                8       SHARED VOTING POWER

                                        - 0 -
--------------------------------------------------------------------------------
                                9       SOLE DISPOSITIVE POWER

                                        3,752,162
--------------------------------------------------------------------------------
                                10      SHARED DISPOSITIVE POWER

                                        - 0 -
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         3,752,162
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         18.9%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         CO
--------------------------------------------------------------------------------

                                  SCHEDULE 13D
-----------------------------                      -----------------------------
CUSIP No.    03672 N 10 0                                    Page   6   of    20
-----------------------------                      -----------------------------

--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Theodore Kyriakou
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                        (a)     [X]
                                                        (b)     [_]
--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         Not Applicable
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

                                                                [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Hellenic Republic (Greece)
--------------------------------------------------------------------------------
                                7       SOLE VOTING POWER

         NUMBER OF                      3,752,162
           SHARES
 BENEFICIALLY OWNED BY EACH
         REPORTING
           PERSON
            WITH
--------------------------------------------------------------------------------
                                8       SHARED VOTING POWER

                                        - 0 -
--------------------------------------------------------------------------------
                                9       SOLE DISPOSITIVE POWER

                                        3,752,162
--------------------------------------------------------------------------------
                                10      SHARED DISPOSITIVE POWER

                                        - 0 -
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         3,752,162
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         18.9%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         IN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D
-----------------------------                      -----------------------------
CUSIP No.    03672 N 10 0                                    Page   7   of    20
-----------------------------                      -----------------------------

--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Altavista Global Holdings Limited
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                        (a)     [X]
                                                        (b)     [_]
--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         PF
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

                                                                [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Republic of Ireland
--------------------------------------------------------------------------------
                                7       SOLE VOTING POWER

         NUMBER OF                      3,752,162
           SHARES
 BENEFICIALLY OWNED BY EACH
         REPORTING
           PERSON
            WITH
--------------------------------------------------------------------------------
                                8       SHARED VOTING POWER

                                        - 0 -
--------------------------------------------------------------------------------
                                9       SOLE DISPOSITIVE POWER

                                        3,752,162
--------------------------------------------------------------------------------
                                10      SHARED DISPOSITIVE POWER

                                        - 0 -
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         3,752,162
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         18.9%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         CO
--------------------------------------------------------------------------------

                                  SCHEDULE 13D
-----------------------------                      -----------------------------
CUSIP No.    03672 N 10 0                                    Page   8   of    20
-----------------------------                      -----------------------------

--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Xenophon Kyriakou
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                        (a)     [X]
                                                        (b)     [_]
--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         Not Applicable
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

                                                                [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Hellenic Republic (Greece)
--------------------------------------------------------------------------------
                                7       SOLE VOTING POWER

         NUMBER OF                      3,752,162
           SHARES
 BENEFICIALLY OWNED BY EACH
         REPORTING
           PERSON
            WITH
--------------------------------------------------------------------------------
                                8       SHARED VOTING POWER

                                        - 0 -
--------------------------------------------------------------------------------
                                9       SOLE DISPOSITIVE POWER

                                        3,752,162
--------------------------------------------------------------------------------
                                10      SHARED DISPOSITIVE POWER

                                        - 0 -
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         3,752,162
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         18.9%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         IN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D
-----------------------------                      -----------------------------
CUSIP No.    03672 N 10 0                                    Page   9   of    20
-----------------------------                      -----------------------------

--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Praxis Global Investments Limited
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                        (a)     [X]
                                                        (b)     [_]
--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         PF
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

                                                                [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Republic of Ireland
--------------------------------------------------------------------------------
                                7       SOLE VOTING POWER

         NUMBER OF                      3,752,162
           SHARES
 BENEFICIALLY OWNED BY EACH
         REPORTING
           PERSON
            WITH
--------------------------------------------------------------------------------
                                8       SHARED VOTING POWER

                                        - 0 -
--------------------------------------------------------------------------------
                                9       SOLE DISPOSITIVE POWER

                                        3,752,162
--------------------------------------------------------------------------------
                                10      SHARED DISPOSITIVE POWER

                                        - 0 -
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         3,752,162
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         18.9%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         CO
--------------------------------------------------------------------------------

                                  SCHEDULE 13D
-----------------------------                      -----------------------------
CUSIP No.    03672 N 10 0                                    Page   10  of    20
-----------------------------                      -----------------------------

--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Athina Kyriakou
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                        (a)     [X]
                                                        (b)     [_]
--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         Not Applicable
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

                                                                [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Hellenic Republic (Greece)
--------------------------------------------------------------------------------
                                7       SOLE VOTING POWER

         NUMBER OF                      3,752,162
           SHARES
 BENEFICIALLY OWNED BY EACH
         REPORTING
           PERSON
            WITH
--------------------------------------------------------------------------------
                                8       SHARED VOTING POWER

                                        - 0 -
--------------------------------------------------------------------------------
                                9       SOLE DISPOSITIVE POWER

                                        3,752,162
--------------------------------------------------------------------------------
                                10      SHARED DISPOSITIVE POWER

                                        - 0 -
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         3,752,162
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         18.9%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         IN
--------------------------------------------------------------------------------

ITEM 1.  SECURITY AND ISSUER.

         This statement on Schedule 13D relates to the American Depositary Shares (the "ADSs") of Antenna TV S.A., a Greek Societe Anonyme (the "Issuer"), whose principal office is located at Kifissias Avenue 10-12, Maroussi 151 25, Athens, Greece. The ADSs are evidenced by American Depositary Receipts and represent one half of one share of capital stock, nominal value GRD 100 per share, of the Issuer (the "Shares"). The ADSs are deposited with The Bank of New York, as Depositary, under a deposit agreement (the "Deposit Agreement"). The Depositary is located at 101 Barclay Street, New York, New York 10286. The ADSs are quoted for trading on the Nasdaq National Market under the symbol "ANTV" and are listed on the London Stock Exchange.

ITEM 2.  IDENTITY AND BACKGROUND.

                  (a) - (c) and (f): This filing is being made on behalf of Holnest Investments Limited ("Holnest"), Uniholdings International Ltd. ("Uniholdings"), Globecast Holdings Limited ("Globecast"), Altavista Global Holdings Limited ("Altavista"), and Praxis Global Investments Limited ("Praxis", and together with Holnest, Uniholdings, Globecast and Altavista, the "Companies"). Each of the Companies' principal business is to acquire, hold and dispose of investments in various companies. The address of Uniholdings' principal place of business is 80 Broad Street, Monrovia, Liberia. The address of Holnest's, Globecast's, Altavista's and Praxis's principal place of business is 1 Stokes Place, St. Stephen's Green, Dublin 2, Ireland. Each of Holnest, Globecast, Altavista and Praxis are single-member companies limited by shares, and all authorized and outstanding shares are owned by Messrs. Minos Kyriakou, Theodore Kyriakou, Xenophon Kyriakou and Ms. Athina Kyriakou, respectively.

                  This statement amends and supplements, the statement on
Schedule 13D (the "Schedule 13D") originally filed by Holnest on August 10, 1999 with respect to the Shares of the Issuer, and amended on August 20, 2001 and again amended on October 3, 2001. This amendment number three to the Schedule 13D is being filed on behalf of each of Holnest, Uniholdings and Mr. Minos Kyriakou to report certain changes to the Schedule 13D. Pursuant to Rule 13d-1(e), this statement is an initial filing on Schedule 13D for Globecast, Altavista, Praxis, Mr. Theodore Kyriakou, Mr. Xenophon Kyriakou and Ms. Athina Kyriakou. Globecast and Mr. Theodore Kyriakou previously reported on Schedule 13G (filed on February 13, 2001). Altavista and Mr. Xenophon Kyriakou previously reported on Schedule 13G (filed on February 13, 2001). Praxis and Ms. Athina Kyriakou previously reported on Schedule 13G (filed on February 13, 2001).

                  The name, titles; business address, principal occupation or employment; and citizenship of each executive officer, director and control person of the Companies are set forth below:

                                                             NAME, PRINCIPAL
                                                           BUSINESS ADDRESS OF
                                                            ORGANIZATION WHICH
                                PRINCIPAL OCCUPATION &         EMPLOYMENT IS
     NAME AND TITLE                BUSINESS ADDRESS              CONDUCTED              CITIZENSHIP
COMPANY: HOLNEST
INVESTMENTS LIMITED

Minos Kyriakou (Sole            Television broadcasting,     Antenna TV S.A.,           Greek
Shareholder)                    Kifissias Avenue 10-12,      Kifissias Avenue 10-12,
                                Maroussi 151 25, Athens,     151 25,
                                Greece Athens, Greece

                                                             NAME, PRINCIPAL
                                                           BUSINESS ADDRESS OF
                                                            ORGANIZATION WHICH
                                PRINCIPAL OCCUPATION &         EMPLOYMENT IS
     NAME AND TITLE                BUSINESS ADDRESS              CONDUCTED              CITIZENSHIP
Yangos Hadjiyiangou             Lawyer                       K. Pantelides Ave. 1       Cypriot
(Director)                      K. Pantelides Ave. 1         Nicosia, Cyprus
                                Nicosia, Cyprus


Philippos Philippou             Lawyer                       K. Pantelides Ave. 1       Cypriot
(Director)                      K. Pantelides Ave. 1         Nicosia, Cyprus
                                Nicosia, Cyprus

Fergus O' Tierney               Chartered Accountant         1 Stokes Place             Irish
(Director)                      10 Maple Rd,                 10 Maple Rd, Clonskeagh
                                Clonskeagh                   Dublin 14, Ireland
                                Dublin 14, Ireland


COMPANY: UNIHOLDINGS
INTERNATIONAL
LIMITED

Minos Kyriakou                  Television broadcasting,     Antenna TV S.A.,           Greek
(Director/Chairman/President)   Kifissias Avenue 10-12,      Kifissias Avenue 10-12,
                                Maroussi 151 25,             151 25,
                                Athens, Greece               Athens, Greece

Theodore Kyriakou,              Television broadcasting      Antenna TV S.A.            Greek
(Director/Secretary/Treasurer)  Kifissias Avenue 10-12,      Kifissias Avenue 10-12,
                                Maroussi 151 25,             Maroussi 151 25,
                                Athens, Greece               Athens, Greece

Xenophon Kyriakou               Shipowner,                   Kifissias Avenue 10-12,    Greek
(Director/Vice President)       Kifissias Avenue 10-12,      Maroussi 151 25,
                                Maroussi 151 25,             Athens, Greece
                                Athens, Greece

COMPANY: GLOBECAST
HOLDINGS LIMITED

Theodore Kyriakou               Television broadcasting,     Kiffissias Avenue 10-12,   Greek
(Sole Shareholder)              Kifissias Avenue 10-12,      Maroussi 151 25,
                                Maroussi 151 25,             Athens, Greece
                                Athens, Greece

                                                             NAME, PRINCIPAL
                                                           BUSINESS ADDRESS OF
                                                            ORGANIZATION WHICH
                                PRINCIPAL OCCUPATION &         EMPLOYMENT IS
     NAME AND TITLE                BUSINESS ADDRESS              CONDUCTED              CITIZENSHIP
Christakis Christofides         Lawyer                       K. Pantelides Ave. 1       Cypriot
(Director)                      K. Pantelides Ave. 1         Nicosia, Cyprus
                                Nicosia, Cyprus

Dinos Papadopoulos              Lawyer                       K. Pantelides Ave. 1       Cypriot
(Director)                      K. Pantelides Ave. 1         Nicosia, Cyprus
                                Nicosia, Cyprus


Michael Thomas Mohan            Chartered Secretary          4 Knockaire, Knocklyon     Irish
(Director)                      4 Knockaire, Knocklyon Rd    Rd
                                Rd                           Dublin 16, Ireland
                                Dublin 16, Ireland


COMPANY: ALTAVISTA
GLOBAL HOLDINGS
LIMITED

Xenophon Kyriakou               Shipowner,                   Kiffissias Avenue 10-12,   Greek
(Sole Shareholder)              Kifissias Avenue 10-12,      Maroussi 151 25,
                                Maroussi 151 25,             Athens, Greece
                                Athens, Greece

Marios Lazarou                  Lawyer
(Director)                      K. Pantelides Ave. 1         K. Pantelides Ave. 1       Cypriot
                                Nicosia, Cyprus              Nicosia, Cyprus

Savvas Polydorou                Lawyer                       K. Pantelides Ave. 1       Cypriot
(Director)                      K. Pantelides Ave. 1         Nicosia, Cyprus
                                Nicosia, Cyprus

John Paul Nash                  Chartered Accountant         Eski-Sehr,                 Irish
(Director)                      Eski-Sehr,                   Breannanstown Rd
                                Breannanstown Rd             Cabinteely, Co. Dublin,
                                Cabinteely, Co. Dublin,      Ireland
                                Ireland


COMPANY: PRAXIS
GLOBAL INVESTMENTS
LIMITED

                                                             NAME, PRINCIPAL
                                                           BUSINESS ADDRESS OF
                                                            ORGANIZATION WHICH
                                PRINCIPAL OCCUPATION &         EMPLOYMENT IS
     NAME AND TITLE                BUSINESS ADDRESS              CONDUCTED              CITIZENSHIP
Athina Kyriakou                 Masters student              Kifissias Avenue 10-12,    Greek
(Sole Shareholder)              Kifissias Avenue 10-12,      Maroussi 151 25, Athens,
                                Maroussi 151 25,             Greece
                                Athens, Greece

Alexia Korfioti                 K. Pantelides Ave. 1         K. Pantelides Ave. 1       Cypriot
(Director)                      Nicosia, Cyprus              Nicosia, Cyprus

Paraskevoula Charalambous       K. Pantelides Ave. 1         K. Pantelides Ave. 1       Cypriot
(Director)                      Nicosia, Cyprus              Nicosia, Cyprus

Bernard Maguire                 Chartered Accountant         29 Butterfield Drive       Irish
(Director)                      29 Butterfield Drive         Ratharnham, Dublin 14
                                Ratharnham, Dublin 14        Ireland
                                Ireland


                  (d) and (e): During the last five years, no Company, nor, to the best knowledge of each of the Companies, any persons identified above, has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Holnest owned 4,192,360 Shares prior to the Issuer's initial public offering in 1999. The ADSs purchased by Holnest and Uniholdings and reported in the Original Filing and Amendment No. 1 were purchased following the initial public offering in 1999 using funds provided by Mr. Minos Kyriakou to Holnest and Uniholdings, and the total costs of the purchase by Holnest and Uniholdings were approximately $648,750 and $997,000, respectively. The ADSs purchased by Uniholdings and reported in Amendment No. 2 were purchased using funds provided by Mr. Minos Kyriakou to Uniholdings from Mr. Kyriakou's personal funds, and the total costs of the purchases by Uniholdings were approximately $387,000.

         Globecast, Altavista and Praxis each owned their respective Shares prior to the Issuer's initial public offering in 1999.

         The funds for the Shares and ADSs to be purchased by the Offerors (as defined below) will be provided from each Offeror's sole shareholder's personal funds. The total consideration payable in the Offer (as defined below) is expected to be approximately $9 million.

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                                                           Page    15   of    20


ITEM 4.  PURPOSE OF TRANSACTION.

         On October 1, 2002, the Offerors determined to make an offer (the "Offer") of $1.20 per ADS ($2.40 per Share) for all of the Issuer's outstanding Shares and ADSs not already owned by the Offerors or Uniholdings. At such time, Mr. Minos Kyriakou presented the Offer to the Issuer's board of directors, and a press release was filed on Schedule 14D-9 (see Exhibit 1 hereof). Holnest, Globecast, Altavista and Praxis (collectively, the "Offerors") will each offer to purchase Shares and ADSs in the Offer. The Offer provides that Holnest will purchase the first 272,000 Shares (either directly or in the form of ADSs) tendered in the Offer. Altavista, Praxis and Globecast will purchase, in equal portions, all of the other Shares and ADSs tendered in the Offer.

         Since its initial public offering in 1999, the Issuer's management has endeavored to increase the interests of others in the Issuer and expand public ownership of the Issuer. These efforts have included, among other things, a contemplated initial public offering in Greece, together with a public offering in the United States and a listing on the Athens Stock Exchange. The offerings and listings were abandoned in late 2000 because of unfavorable market conditions.

         On September 16, 2002, the Issuer received a letter from the Nasdaq National Market, regarding the continued listing of the ADSs on the Nasdaq National Market. The letter stated that because the bid price of the ADSs was below $1.00 per ADS, the Issuer did not meet the Nasdaq National Markets requirements for continued listing. The Nasdaq National Market indicated that the Issuer had 90 calendar days, or until December 16, 2002, to regain compliance or the ADSs would be delisted from trading. The Issuer considered various alternatives, including an ADS buyback program, to increase the bid price in order to maintain the Nasdaq National Market listing.

         The Offerors have concluded that it is not possible to increase the size of public ownership in the Issuer without unacceptable dilution. They have also concluded that there is no advantage for the Offerors or the public shareholders to continue as a public company in light of the inability to expand the ownership base and increase the size of the Issuer, especially in light of the current market price of the ADSs and the likely delisting of the ADSs from the Nasdaq National Market and the corresponding loss of liquidity. The Offerors also believe that it is not in the Issuer's best interest to continue to shoulder the burden and expense of being a public company (particularly as it relates to management's attention to compliance and investor relations). Therefore, the Offerors were prepared to make a tender offer for all of the Issuer's outstanding Ordinary Shares and ADSs not already owned by the Issuer's controlling shareholders in an effort to take the Issuer private.

         Under Greek corporate law, the Offerors are not able to undertake a second-step transaction to acquire Shares and ADSs from those holders who do not participate in the Offer. However, the Offerors will explore other alternatives to acquire the entire equity interest in the Issuer. The Offerors may seek to acquire additional Shares and ADSs from holders. Although the Offerors currently have no plans with respect to such acquisitions, future Share and ADS acquisitions may be by open market or privately negotiated purchases or otherwise. The Offerors anticipate that the Issuer will terminate the Deposit Agreement relating to the ADSs following the Offer and, accordingly, holders of ADSs who fail to tender their ADSs in the Offer will receive Shares upon such termination, for which there is no public market.

         The decision to enter into such future transactions and the forms they might take will depend upon relevant legal considerations and business and economic circumstances then existing, including the financial resources, the business, tax and accounting objectives of the

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                                                           Page    16   of    20


Offerors, the availability and alternative uses of funds, money market and stock market conditions and general economic conditions.

         Subject to certain matters described below, the Offerors currently expect that following the Offer the business and operations of the Issuer will continue as currently conducted. The Offerors intend that the Issuer's operations will continue to be managed by its existing executive officers.

         There is no public market for the Shares. The ADSs are currently traded on the Nasdaq and on the London Stock Exchange. However, the Issuer does not currently meet the requirements of the Nasdaq National Market for continued listing. If the Issuer has not regained compliance by December 16, 2002, the ADSs will be delisted from Nasdaq. Moreover, following the consummation of the Offer, it is expected that there will be so few remaining public ADS holders that the ADSs will no longer meet certain of the other Nasdaq National Market requirements for continued listing. The Issuer is expected upon the closing of the Offer to apply to delist from the Nasdaq National Market and the London Stock Exchange and to de-register as a reporting company under the Act. Accordingly, there will be no publicly traded equity securities of the Issuer outstanding.

         Except as discussed above, the Offerors have no plans that would result in any extraordinary corporate transaction, such as an amalgamation, reorganization, liquidation involving the Issuer or any of its subsidiaries, or purchase, sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries or in any other material changes to the Issuer's capitalization, dividend policy, indebtedness corporate structure, business or composition of the board of directors of the Issuer or the management of the Issuer. Any future such transaction or change would depend on a variety of factors, including market conditions, alternatives to such transaction or change, and the terms and conditions of any possible transaction.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

                  (a) As of October 1, 2002, Holnest and Uniholdings own beneficially 4,222,360 Shares (30,000 of which are underlying ADSs), representing approximately 21.3% of the Shares, and 468,000 Shares (all of which are underlying ADSs), representing approximately 2.4% of the Shares, respectively. Because Mr. Minos Kyriakou owns all of the outstanding capital stock of Holnest and Uniholdings, he may be deemed to be the beneficial owner of such Shares.

                  As of October 1, 2002, Globecast, Altavista and Praxis each are the owner of record of 3,752,162 Shares, or approximately 18.9% of the Shares outstanding. Mr. Theodore Kyriakou, Mr. Xenophon Kyriakou and Ms. Athina Kyriakou own all of the outstanding capital stock of Globecast, Altavista and Praxis, respectively. As a result, Mr. Theodore Kyriakou, Mr. Xenophon Kyriakou and Ms. Athina Kyriakou may each be deemed to be the beneficial owner of the Shares held by Globecast, Altavista and Praxis, respectively.

                  (b) Mr. Minos Kyriakou has the sole voting and dispositive power with respect to the Shares held by Holnest and Uniholdings. Mr. Theodore Kyriakou, Mr. Xenophon Kryiakou and Ms. Athina Kyriakou each has the sole voting and dispositive power over the Shares held by Globecast, Altavista and Praxis, respectively.

                  (c) None of the Companies has acquired any shares or ADSs in the past 60 days.

                  (d)      Not applicable.

                  (e)      Not applicable.

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                                                           Page    17   of    20


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Except as set forth in Item 4, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in response to Item 2 and between such persons and any other person with respect to any securities of the Issuer.



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                                                           Page    18   of    20


ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

EXHIBIT
NUMBER                                          DESCRIPTION
------                                          -----------

1.                         Press release dated October 1, 2002

2. Joint Filing Agreement, dated October 1, 2002 among Holnest, Uniholdings, Globecast, Altavista, Praxis, Mr. Minos Kyriakou, Mr. Theodore Kyriakou, Mr. Xenophon Kyriakou and Ms. Athina Kyriakou.





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                                                           Page    19   of    20


                                    SIGNATURE

         After reasonable inquiry and to the best of the knowledge and belief of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: October 1, 2002

                                   HOLNEST INVESTMENT LIMITED


                                   By:  /s/ Minos Kyriakou
                                        ---------------------------------------
                                        Name:   Minos Kyriakou
                                        Title:  Sole Shareholder



                                   UNIHOLDINGS INTERNATIONAL LTD


                                   By:  /s/ Minos Kyriakou
                                        ---------------------------------------
                                        Name:   Minos Kyriakou
                                        Title:  President



                                   GLOBECAST INVESTMENTS LIMITED


                                   By:  /s/ Theodore Kyriakou
                                        ---------------------------------------
                                        Name:   Theodore Kyriakou
                                        Title:  Sole Shareholder



                                   ALTAVISTA GLOBAL HOLDINGS LIMITED


                                   By:  /s/ Xenophon Kyriakou
                                        ---------------------------------------
                                        Name:   Xenophon Kyriakou
                                        Title:  Sole Shareholder



                                   PRAXIS GLOBAL INVESTMENT LIMITED


                                   By:  /s/ Athina Kyriakou
                                        ---------------------------------------
                                        Name:   Athina Kyriakou
                                        Title:  Sole Shareholder

                                   By:  /s/ Minos Kyriakou
                                        ---------------------------------------
                                        Name:   Minos Kyriakou



                                   By:  /s/ Theodore Kyriakou
                                        ---------------------------------------
                                        Name:   Theodore Kyriakou



                                   By:  /s/ Xenophon Kyriakou
                                        ---------------------------------------
                                        Name:   Xenophon Kyriakou



                                   By:  /s/ Athina Kyriakou
                                        ---------------------------------------
                                        Name:   Athina Kyriakou